Abaxis, Inc.
                                3240 Whipple Road
                          Union City, California 94587

February 9, 2006

Via EDGAR

Ms. Ibolya Ignat
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:      Abaxis, Inc.
         Form 10-K for Fiscal Year Ended March 31, 2005
         Filed June 14, 2005
         File No. 000-19720

Dear Ms. Ignat:

We are writing on behalf of Abaxis, Inc. (the "Company"), in regard to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 27, 2006, with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005.

We are in receipt of the Staff's comment letter and are actively engaged in preparing a response. However, due to schedule constraints, the Company is not able to respond within the ten (10) business days as noted in the Staff's comment letter. Accordingly, in accordance with our discussion with the Staff this morning, the Company will respond to the Staff's comment letter on or before March 3, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (510) 675-6504 or John Saia at (650) 833-2444. Thank you very much for your assistance.

Sincerely,

Abaxis, Inc.

By:      /s/ Alberto R. Santa Ines
         -----------------------------------------------------
Name:    Alberto R. Santa Ines
Title:   Chief Financial Officer and Vice President of Finance

cc:      Jim B. Rosenberg, Securities and Exchange Commission
         Jim Atkinson, Securities and Exchange Commission
         Andrew D. Zeif, DLA Piper Rudnick Gray Cary US LLP